Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000
CONFIDENTIAL TREATMENT REQUESTED
BY SEMRUSH HOLDINGS, INC.
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.
March 15, 2021
Via EDGAR and Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo
                 Stephen Krikorian
                 Edwin Kim
                 Amanda Kim
Re:         SEMrush Holdings, Inc.
Registration Statement on Form S-1
File No. 333-253730
Ladies and Gentlemen:
On behalf of our client, SEMrush Holdings, Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-253730), confidentially submitted to the Commission on November 23, 2020, and publicly filed on March 1, 2021 (the “Registration Statement”).
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
Prior to the completion of the Company’s initial public offering (the “IPO”), the Company intends to file an amended and restated certification of incorporation which will effect the reclassification of its common stock into Class A common stock and Class B common stock (the “Reclassification”), and all information presented in this supplemental letter has been adjusted to reflect such Reclassification as if it had already occurred prior to the date hereof.

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The Company supplementally advises the Staff that on March 12, 2021, representatives of Goldman Sachs & Co., LLC and J.P. Morgan Securities LLC, the lead underwriters for the IPO (the “Lead Underwriters”), on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[****] to $[****] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[****] per share (the “Midpoint Price”). Please note that while the Company expects to effect a stock split prior to the IPO, the price range above does not reflect the impact of the anticipated stock split.
The Company further advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus is subject to further change, which may result from various factors, including market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement which the Company will file prior to the distribution of any preliminary prospectuses to potential investors.
This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the stock option grants, restricted stock awards (“RSAs”) and restricted stock unit (“RSU”) awards made by the Company’s board of directors (the “Board”) or compensation committee of the Board during the twelve months preceding the date of this letter.
Equity Award Issuances by the Company in the Preceding Twelve Months
Information regarding grants of stock options, RSAs and RSUs to the Company’s directors and employees in the preceding twelve months is summarized in the following tables:
Stock Options

Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share	Fair Value of Underlying Share of Common Stock
April 29, 2020	40,000	$5.04	$5.04
May 27, 2020	20,000	$5.04	$5.04
June 26, 2020	41,900	$5.04	$5.04
July 28, 2020	117,500	$5.57	$5.57
September 24, 2020 (1)	58,900	$5.57	$10.17
December 1, 2020 (2)	123,300	$10.17	$18.63
December 28, 2020 (2)	137,500	$10.17	$18.63
January 26, 2021	11,500	$18.63	$18.63
(1)At the time of the option grants in September 2020, the Board determined that the fair value of the Company’s common stock of $5.57 per share calculated in the contemporaneous valuation as of June 30, 2020 reasonably reflected the per share fair value of one share of the Company’s common stock as of the grant date. However, in connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020, the fair value of the Company’s common stock at the date of these grants was adjusted to $10.17 per share as a result of a contemporaneous valuation performed as of October 1, 2020.
(2)At the time of the option grants in December 2020, the Board determined that the fair value of the Company’s common stock of $10.17 per share calculated in the contemporaneous valuation as of October 1, 2020 reasonably reflected the per share fair value of one share of the Company’s common

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stock as of the grant date. However, in connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020, the fair value of the Company’s common stock at the date of these grants was adjusted to $18.63 per share as a result of a contemporaneous valuation performed as of December 31, 2020.
Restricted Stock Awards

Grant Date	Number of Shares Granted	Fair Value of Underlying Share of Common Stock
July 28, 2020	52,284	$5.57
Restricted Stock Unit Awards

Grant Date	Number of RSUs Granted	Fair Value of Underlying Share of Common Stock
March 3, 2021	19,500	(a)
(a)Fair value will be determined for financial reporting purposes by assuming that the fair value of the Company’s common stock is equal to the price to the public listed on the cover page of the final prospectus relating to the IPO.
As described in the section titled “Common Stock Valuations” on page 87 of the Registration Statement, the fair value of the Company’s common stock has historically been determined by the Board. Given the absence of a public trading market for the Company’s common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including contemporaneous independent third-party valuations of its common stock (each, a “Valuation Report,” and collectively, the “Valuation Reports”).
In valuing the Company’s common stock, the Board determined the equity value of the Company using various valuation methods including income and/or market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows were discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in the Company’s industry or similar business operations as of each valuation date and adjusted to reflect the risks inherent in the Company’s cash flows. The market approach considers multiples of financial metrics based on guideline public companies. These multiples are then applied to the Company’s financial metrics to derive a range of indicated values.
For each valuation performed up through and including the valuation of the Company’s common stock as of June 30, 2020, the equity value was allocated to the common stock using the Option Pricing Method (“OPM”) as the principal equity allocation method. When the Company had completed or was expecting to complete a preferred equity financing, the terms and pricing of the financing round were included in the analysis used to estimate the value of the Company’s common stock.
Beginning with the September 30, 2020 valuation, the Company changed the methodology for allocating the equity value of its common stock to a hybrid method, which is a combination of a probability weighted expected return method (“PWERM”) and an OPM. The Company made this change following the organizational meeting for a potential IPO that was held on September 9, 2020, which provided greater certainty regarding a possible liquidity event. The PWERM methodology relies on a forward-looking analysis to predict the possible future value of a

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company. Under this method, discrete future outcomes, such as an IPO, non-IPO scenarios, and a merger or sale are weighted based on the Company’s estimate of the probability of each scenario. In the Company’s application of the hybrid method, the Company considered an IPO scenario under the PWERM framework, and a non-IPO scenario modeled using an OPM to reflect the full distribution of possible non-IPO outcomes. The hybrid method is useful when certain discrete future outcomes can be predicted, but also accounts for uncertainty regarding the timing or likelihood of specific alternative exit events.
Summary of Valuation Reports
March 31, 2020 Valuation
The fair value of the Company’s common stock of $5.04 per share as of March 31, 2020 was determined by the Board, based in part in reliance upon a written Valuation Report prepared by an independent third-party valuation firm. This Valuation Report was used to support the fair value of the Company’s common stock with respect to stock options granted on April 29, 2020, May 27, 2020, and June 26, 2020. This valuation utilized the market approach ([****] weighting between comparable publicly traded company method and [****] recent transaction method) to obtain the equity value of the Company. The valuation utilized the OPM to arrive at a common stock valuation before discounts of [****] per share. A discount for lack of marketability of [****] was then applied to the common stock value.
June 30, 2020 Valuation
The fair value of the Company’s common stock of $5.57 per share as of June 30, 2020 was determined by the Board, based in part in reliance upon a written Valuation Report prepared by independent third-party valuation firm. This Valuation Report was used to support the fair value of the Company’s common stock with respect to RSAs and stock options granted on July 28, 2020 and options granted on September 24, 2020. This valuation utilized the market approach ([****] weighting between comparable publicly traded company method and [****] recent transaction method) to obtain the equity value of the Company. The valuation utilized the OPM to arrive at a common stock valuation before discounts of [****] per share. A discount for lack of marketability of [****] was then applied to the common stock value.
October 1, 2020 Valuation
The fair value of the Company’s common stock of $10.17 per share as of October 1, 2020 was determined by the Board, based in part in reliance upon a written Valuation Report prepared by an independent third-party valuation firm. This Valuation Report was used to support the fair value of the Company’s common stock with respect to stock options granted on December 1, 2020 and December 28, 2020. This valuation utilized the hybrid method, which considered the value of the Company’s common stock in both IPO and non-IPO scenarios. The present value of the Company’s common stock in an IPO scenario was calculated based on metrics observed from then-recent initial public offerings in the technology industry. The value of the Company’s common stock in a non-IPO scenario was calculated using the OPM by applying a [****] weighting between comparable publicly traded company method and [****] weighting to the discounted cash flow method. The valuation assumed a [****] probability of an IPO and a [****] probability of a non-IPO scenario. The valuation arrived at a common stock valuation before discounts of [****] per share and [****] per share under the IPO and non-IPO scenarios, respectively. A discount for lack of marketability of [****] and [****] was applied to the IPO and non-IPO scenarios, respectively.
December 31, 2020 Valuation
The fair value of the Company’s common stock of $18.63 per share as of December 31, 2020 was determined by the Board, based in part in reliance upon a written valuation report prepared by an independent third-

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party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to stock options granted on January 26, 2021. This valuation utilized the hybrid method, which considered the value of the Company’s common stock in both IPO and non-IPO scenarios. The present value of the Company’s common stock in an IPO scenario was calculated based on metrics observed from then-recent initial public offerings in the technology industry. The value of the Company’s common stock in a non-IPO scenario was calculated using the OPM by applying a [****] weighting between comparable publicly traded company method and [****] weighting to the discounted cash flow method. The valuation assumed a [****] probability of an IPO and a [****] probability of a non-IPO scenario. The valuation arrived at a common stock valuation before discounts of [****] per share and [****] per share under the IPO and non-IPO scenarios, respectively. A discount for lack of marketability of [****] and [****] was applied to the IPO and non-IPO scenarios, respectively.
Analysis of Differences Between Stock-Based Compensation Expense for December 2020 Grants and Midpoint Price
As noted above, the Preliminary Price Range is between $[****] to $[****] per share of Class A common stock. The Preliminary Price Range was determined based, in part, on discussions among the management of the Company, the Board, and the Lead Underwriters. Prior to February 2021, the Company and the Lead Underwriters did not have any valuation discussions. Discussions began in February 2021 with regard to valuation methodology and approach, but prior to March 8, 2021, the Company and the Lead Underwriters did not have any discussions regarding the Preliminary Price Range. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies that differ from that used by the Board and the Valuation Reports in determining fair value for equity grants. The valuation methodologies considered in deriving the Preliminary Price Range included the valuations of publicly-traded companies across a range of metrics, with a primary focus on revenue.
The Company believes the principal factors that contributed to the difference between $[****], the Midpoint Price, and $18.63, the per share fair value of the Company’s common stock used to record stock-based compensation expense for the December 2020 and January 2021 grants, are as follows:
•The Board made its determinations of fair value of the Company’s common stock as of the grant dates listed above, based on the information available as of such dates, taking into account, among other factors, the uncertainty and volatility created by the COVID-19 pandemic, including its impact on the global economy and its impact on the Company and the Company’s business.
•The December 31, 2020 valuation report was based on the long-term financial model assumptions forecasting 2021 revenue of [****] million. After completing its January 2021 forecast, the Company’s projected 2021 revenue was [****] million, an [****] that would result in [****] for 2021 as compared to the prior year. This revision of the forecast was based on the strong financial and operating metrics from January 2021 and a product price increase that the Company implemented during that month.
•The PWERM analysis for the December 31, 2020 Valuation Report took into account revenue multiples for IPO companies for 2017 through 2020 in similar industries to create an estimated revenue multiple of [****] used in the valuation. The Preliminary Price Range took into account the recent performance of successful initial public offerings of technology companies and the revenue multiples of peers in the technology industry, which ranged from 9.4x to 14.3x.
•Since December 31, 2020, a number of technology companies have completed their initial public offerings, including Qualtrics and On24, with both companies trading up meaningfully by 78.3% and 49.0%, respectively, in their first week of trading from their initial public offering price. This suggests a favorable market for companies that are similar to the Company in executing and completing initial public offerings. Further, the valuations for recent technology company initial public offerings have increased dramatically compared to those in Q4 2020, due in part to the favorable market conditions and strong revenue growth.

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•The December 31, 2020 Valuation Report took into account the recent performance and valuations of public companies that the Company expects will be viewed by investors as comparable to the Company (the “409A Comparable Companies”). The Company’s 409A Comparable Companies include the following: eGain Corporation, ChannelAdvisor Corporation, comScore, Inc., Quotient Technology, Inc., Yext, Inc., Sprout Social, Inc., Endurance International Group Holdings, Inc., LiveRamp Holdings, Inc., Wix.com Ltd., Nielsen Holdings plc, and HubSpot, Inc. On average, the market prices of the common stock of the 409A Comparable Companies have increased by 23.3% from December 31, 2020 to March 12, 2021.
•The Preliminary Price Range took into account the recent performance and valuations of public companies that the Lead Underwriters expect will be viewed by investors as comparable to the Company (the “Underwriters Comparable Companies”). The Company’s key Underwriters Comparable Companies include the following: Hubspot, Inc., Sprout Social, Inc., and Zendesk, Inc. On average, the market prices of the common stock of the Underwriters Comparable Companies have increased by 16.0% from December 31, 2020 to March 12, 2021.
•Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the December 31, 2020 Valuation Report weighted the probability of a successful IPO within one year of the measurement date at [****]. Given the uncertainty in the capital markets as a result of the COVID-19 pandemic, the United States presidential election and inauguration, the probability of consummating a successful IPO was far from certain during these prior periods.
•Since December 31, 2020, the Company has taken several steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, confidentially submitting a second draft Registration Statement with the Commission, responding to a number of inquiries by the Staff, and publicly filing the Registration Statement on March 1, 2021.
•The Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of December 31, 2020 appropriately represented a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. This weighted-average discount for lack of marketability for the Company’s common stock was [****] for an IPO and non-IPO scenario, respectively, as December 31, 2020.
•The holders of the Company’s preferred stock currently enjoy significant economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s redeemable convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s Class A common stock, which is reflected in the Preliminary Price Range.
•Based on the Company’s recent financial performance and current market sentiment, the Company expects that there will be significant investor interest in the IPO. The capital markets continue to reward high growth technology companies in expanding addressable markets with exposure to favorable industry trends such as increasing demand for online solutions.
•The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets.

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Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide. Further, the Company believes that the stock-based compensation expense that it recorded through December 31, 2020 is appropriate in light of the foregoing analysis.
*****

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If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach the undersigned at (617) 570-1751.

Sincerely,

/s/ Jared J. Fine, Esq.

Jared J. Fine, Esq.
cc:        Oleg Shchegolev, SEMrush Holdings, Inc.
Dmitry Melnikov, SEMrush Holdings, Inc.
Sharon Levine, SEMrush Holdings, Inc.
Kenneth J. Gordon, Goodwin Procter LLP